Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

HOT TOPIC, INC.,

a California corporation;

212F HOLDINGS LLC,

a Delaware limited liability company; and

HT MERGER SUB INC.,

a California corporation

Dated as of March 6, 2013

i.

2.11	Liabilities	18

2.12	Compliance with Legal Requirements	18

2.13	Certain Business Practices	18

2.14	Governmental Authorizations	19

2.15	Tax Matters	19

2.16	Employee Matters; Benefit Plans	22

2.17	Environmental Matters	24

2.18	Insurance	25

2.19	Legal Proceedings; Orders	25

2.20	Authority; Binding Nature of Agreement	25

2.21	Vote Required	26

2.22	Non-Contravention; Consents	26

2.23	Fairness Opinion	26

2.24	Financial Advisor	27

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	27

3.1	Due Organization	27

3.2	Merger Sub	27

3.3	Authority; Binding Nature of Agreement	27

3.4	Non-Contravention; Consents	28

3.5	Disclosure	28

3.6	Absence of Litigation	28

ii.

3.7	Ownership of Company Common Stock	29

3.8	Acknowledgement by Parent and Merger Sub	29

3.9	Financing	30

3.10	Solvency	31

3.11	Certain Arrangements	32

3.12	Brokers and Other Advisors	32

SECTION 4.	CERTAIN COVENANTS OF THE COMPANY	32

4.1	Access and Investigation	32

4.2	Operation of the Company’s Business	33

4.3	No Solicitation; Change in Recommendation	39

SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	43

5.1	Shareholder Approval; Proxy Statement	43

5.2	Filings, Consents and Approvals	44

5.3	Stock Options; Restricted Stock; ESPP	45

5.4	Employee Benefits	47

5.5	Indemnification of Officers and Directors	48

5.6	Securityholder Litigation	50

5.7	Additional Agreements	50

5.8	Disclosure	51

5.9	Resignation of Directors	51

5.10	Takeover Laws; Advice of Changes	51

5.11	Section 16 Matters	52

iii.

5.12	Financing	52

5.13	SEC Filings	59

5.14	Company Options and Restricted Securities	59

SECTION 6.	CONDITIONS PRECEDENT TO THE MERGER	59

6.1	Conditions to Each Party’s Obligation To Effect the Merger	59

6.2	Conditions to Obligations of Parent and Merger Sub	60

6.3	Conditions to Obligation of the Company	62

SECTION 7.	TERMINATION	63

7.1	Termination	63

7.2	Effect of Termination	65

7.3	Expenses; Termination Fee	66

SECTION 8.	MISCELLANEOUS PROVISIONS	69

8.1	Amendment	69

8.2	Waiver	69

8.3	No Survival of Representations and Warranties	70

8.4	Entire Agreement; Counterparts	70

8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	70

8.6	Attorneys’ Fees	73

8.7	Assignability	73

8.8	No Third Party Beneficiaries	73

8.9	Notices	73

iv.

8.10	Severability	75

8.11	Obligation of Parent	75

8.12	Construction	76

v.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 6, 2013, by and among: 212F Holdings LLC, a Delaware limited liability company (“Parent”); HT Merger Sub Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and Hot Topic, Inc., a California corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The Parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger (the “Surviving Corporation”) on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of common stock, no par value, of the Company (the “Company Common Stock”) (other than any portion of the Rollover Investments comprised of Company Common Stock) not owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive the Merger Consideration, and (ii) the Company shall become a wholly-owned Subsidiary of Parent as a result of the Merger.

B. Concurrently with the execution of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, (i) the Rollover Investors are entering into the Rollover Letters, pursuant to which the Rollover Investors will contribute to Parent, subject to the terms and conditions therein, the Rollover Investments and (ii) certain shareholders of the Company have delivered to Parent and Merger Sub support agreements (the “Support Agreements”), dated as of the date hereof, providing that such shareholders of the Company have, among other things, agreed to support the Merger and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in the Support Agreements.

C. The Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its shareholders to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger and (iii) resolved to recommend the approval of this Agreement and the principal terms of the Merger by the shareholders of the Company.

D. The Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

E. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Sycamore Partners, L.P., a Delaware limited partnership, and Sycamore Partners A, L.P., a Delaware limited partnership (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. Merger Transaction

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the CGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CGCL.

1.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, CA 90401, at 10:00 a.m. local time on a date to be designated by Parent (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Section 6 hereof, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any business day during the Marketing Period specified by Parent to the Company on no less than three business days’ written notice to the Company and (ii) the next business day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Section 6 at such time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time) or (b) such other date, time, or place as agreed to in writing by the Parties hereto. Subject to the provisions of this Agreement, an agreement of merger satisfying Section 1101 of the CGCL shall be duly executed by the Company and Merger Sub and the officers’ certificates of the Company and Merger Sub required by Section 1103 of the CGCL shall be duly executed by the Company and Merger Sub, respectively. Concurrently with or as soon as practicable following the Closing, such agreement of merger and officers’ certificates shall be delivered to the Secretary of State of the State of California for filing. The Merger shall become effective upon the date and time of the filing of such agreement of merger and officers’ certificates with the Secretary of State of the State of California (the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Articles of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time;

(c) the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are serving as officers of the Company immediately prior to the Effective Time; and

(d) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors by written notice from Parent to the Company no later than two business days’ prior to the Effective Time.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b), each share of Company Common Stock then outstanding (other than any Rollover Shares or Dissenting Shares, as defined below) shall be converted into the right to receive $14.00 in cash (the “Merger Consideration”), without interest, subject to any withholding of

Taxes required by applicable Legal Requirements in accordance with Section 1.6(e), it being agreed, for the avoidance of doubt, that all shares of Company Common Stock (including Restricted Securities, if any) contributed to Parent by the Rollover Investors (collectively, the “Rollover Shares”) immediately prior to the Effective Time shall not be converted into the right to receive the Merger Consideration; and

(iv) each share of the common stock, no par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

1.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.5. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.5 (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 1.5 a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company

Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Surviving Corporation, Parent and Merger Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the shares of Company Common Stock or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 1.

1.7 Dissenters’ Rights. Shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands purchase of such shares of Company Common Stock for fair market value in accordance with Chapter 13 of the CGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his or her right to dissent. If after the Effective Time such holder fails to perfect or withdraws or loses his or her right to dissent, each such share of Company Common Stock shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration, without any interest thereon and less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e). The Company shall give Parent prompt notice of any demands for purchase of shares of Company Common Stock received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

1.8 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2. Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in Section 2 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed with the SEC on or after January 30, 2011 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Note Regarding Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):

2.1 Due Organization; Subsidiaries Etc.

(a) The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Part 2.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

2.2 Articles of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 150,000,000 shares of Company Common Stock, of which 40,276,630 shares (which amount includes all Company Common Stock issued as Restricted Securities) have been issued and are outstanding as of the close of business on the date of this Agreement; and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except as set forth in Part 2.3(b) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote on any matters on which the shareholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities, except for the Company’s right to repurchase or reacquire Restricted Securities of Company Common Stock held by an employee of the Company upon termination of such employee’s employment or upon any other forfeiture of a vesting condition. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the close of business on the date of this Agreement: (i) 520,800 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2012 Plan; (ii) 4,449,535 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2006 Plan; (iii) 189,380 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 1996 Non-Employee Directors’ Plan; (iv) 792,803 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 1996 Plan; (v) an aggregate of 21,008 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding Restricted Securities granted under the Company Equity Plans (which amount is included in the number of issued and outstanding shares of Company Common Stock set forth in Section 2.3(a)); (vi) 17,096 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the on the purchase date for the current offering period was equal to the Merger Consideration); (vii) 4,468,296 shares of Company Common Stock are reserved for future issuance under Company Equity Plans; and (viii) 652,254 shares of Company Common Stock are reserved for future issuance under the ESPP. As of the close of business on the date of this Agreement, there were outstanding Company Options to purchase 5,331,715 shares of Company Common Stock with exercise prices on a per share basis lower than the Merger Consideration, and the weighted average exercise price of such Company Options was equal to $8.1753 per share. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options and the Restricted Securities outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options. The exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock as of the grant date of such Company Option as determined pursuant to the terms of the 1996 Plan, the 1996 Non-Employee Directors’ Plan, the 2006 Plan or the 2012 Plan, as applicable, on the date of grant of such Company Option. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of the ESPP and applicable offering document. Other than as set forth in this Section 2.3(c), there are no outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations.

(d) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, by the Company free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

Except as set forth in this Section 2.3 or in Part 2.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding shares of capital stock, or other equity interest in, the Company, (ii) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any of the Acquired Corporations; (iii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iv) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) Part 2.3(e) of the Company Disclosure Schedule sets forth, as of the close of business on the date of this Agreement, (i) a list of all holders of Company Options, the date of grant, the number of shares of Company Common Stock subject to such Company Option and the price per share at which such Company Option may be exercised and (ii) a list of all holders of Restricted Securities, the date of grant and the number of shares of Restricted Securities owned by each such holder.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Acquired Corporations has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

2.4 SEC Filings; Financial Statements.

(a) Since January 30, 2011, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in any

Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not material). No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company. As of the date of this Agreement, there was no outstanding Indebtedness of the Company or its Subsidiaries.

(c) The Company maintains, and at all times since January 30, 2011 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 28, 2012, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of January 28, 2012. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 30, 2011, none of the Acquired Corporations nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of any Acquired Corporation; or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ Stock Market.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(g) The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

2.5 Absence of Changes. Except as expressly contemplated by this Agreement, since January 28, 2012 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Company has operated in all material respects in the ordinary course of business and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement since October 27, 2012 through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 4.2.

2.6 Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all material assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

2.7 Real Property.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, has good and valid title to the real property that is owned by the Acquired Corporations (the “Owned Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, holds a valid and existing leasehold interest in the material real property that is leased or subleased by any of the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances.

2.8 Intellectual Property.

(a) Part 2.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of Company, threatened, in which the scope, validity or enforceability of any Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. To the knowledge of the Company and except as would not reasonably be expected to have a Material Adverse Effect, (A) all Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is valid, subsisting, and enforceable and in full force and effect as of the date hereof, and has not lapsed, been abandoned, been disclaimed, been cancelled or been forfeited, in whole or in part and (B) and none of such Registered IP is being misappropriated, violated or infringed by any third party.

(b) The Company or another Acquired Corporation is the sole and exclusive owner of all right, title and interest in Company IP owned or purported to be owned by the Company or another Acquired Corporation, free and clear of all Encumbrances other than Permitted Encumbrances. The Acquired Corporations own, or hold a valid license or other right to use, all Intellectual Property Rights that are necessary for the conduct of the Acquired Corporations’ business as currently conducted, except for any Intellectual Property Rights the absence of which has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Corporation has taken sufficient reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret and all other material Intellectual Property Rights owned by any of the Acquired Corporations.

(d) Except as set forth on Part 2.8(d) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or violated, any Intellectual Property Rights owned or held by any other Person; and (ii) no other Person is infringing, misappropriating, or violating any Registered IP owned by the Acquired Corporations. Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person or to the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Except as set forth in Part 2.8(d) of the Company Disclosure Schedule, for the past three years, none of the Acquired Corporations has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Corporation maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that ensure that the Acquired Corporations are in compliance with all applicable Legal Requirements. Except as would not reasonably be expected to have a Material Adverse Effect, the Acquired Corporations are in compliance with all such policies and other Legal Requirements pertaining to data privacy and data security. Except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, for the past three years, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) violations of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data; and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation.

2.9 Contracts.

(a) Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for (1) severance, termination or similar payments required by applicable Legal Requirements that does not exceed $100,000 per beneficiary and (2) reimbursement of COBRA premiums in the ordinary course of business, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $250,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract (A) materially limiting the freedom or right of any Acquired Corporation to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any of the Acquired Corporations or exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;

(iii) any Company Contract that requires by its terms the payment or delivery of cash or other consideration by the Acquired Corporations in an amount having an expected value in excess of $500,000 in any fiscal year of the Company and cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date);

(iv) any Company Contract relating to Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or an Acquired Corporation, other than any Indebtedness between or among the Company and any of its Subsidiaries;

(v) any Company Contract or arrangement with any Person constituting a joint venture, partnership, collaboration or limited liability corporation;

(vi) any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(vii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(viii) any license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in any Intellectual Property Right or licenses out any Intellectual Property Right owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms);

(ix) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(x) any Company Contract pursuant to which any Acquired Corporation leases or subleases from another Person real property constituting a retail store (the “Retail Store Leases”).

(b) As of the date of this Agreement, the Company has either delivered or otherwise made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, neither the Acquired Corporations nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, no Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, the Company has not received, on or prior to the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

(c) To the knowledge of the Company, none of the Company or any of its Subsidiaries is, as of the date of this Agreement, a party to a Contract with a Specially Designated National or Blocked Person as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

2.10 Suppliers. Part 2.10 of the Company Disclosure Schedule sets forth a complete and correct list of the ten largest suppliers of the Acquired Corporations, taken as a whole, measured by dollar of purchases for the fiscal year ended on February 2, 2013, including the suppliers’ names and the amount of purchases for such period. Except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any such supplier that such supplier intends to terminate, or not renew, its relationship with the Company or its Subsidiaries and, to the knowledge of the Company, no such supplier intends to cancel or otherwise terminate its relationship with the Company and its Subsidiaries.

2.11 Liabilities. None of the Acquired Corporations has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) provided or made available to Parent prior to the date of this Agreement, (iv) liabilities incurred in the ordinary course of business since October 27, 2012; and (v) liabilities that individually or in the aggregate have not and would not reasonably be expected to have a Material Adverse Effect.

2.12 Compliance with Legal Requirements. Each of the Acquired Corporations is, and during the past three years has been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect.

2.13 Certain Business Practices. To the knowledge of the Company, none of the Acquired Corporations or any of their respective employees or representatives (in each case, acting in the capacity of an employee or representative of an Acquired Corporation) has (a) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended and any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect.

2.14 Governmental Authorizations. As of the date of this Agreement, the Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.

2.15 Tax Matters.

(a) Except as disclosed on Part 2.15(a) of the Company Disclosure Schedule, (i) each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all amounts shown on the Acquired Corporation Returns to be due or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.

(b) The Company’s Balance Sheet has accrued all actual and estimated liabilities for unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c) Except as set forth in Part 2.15(c) of the Company Disclosure Schedule, to the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Acquired Corporation Return in progress involving material Taxes and (ii) no written claim has ever been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where the Acquired Corporations do not file Tax Returns that the Acquired Corporations are or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted and is currently in effect.

(d) As of the date of this Agreement, except as set forth in Part 2.15(d) of the Company Disclosure Schedule, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened against or with respect to the Acquired Corporations in respect of any material Tax. Except as set forth in Part 2.15(d) of the Company Disclosure Schedule, no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e) Except as set forth in Part 2.15(e)(i) of the Company Disclosure Schedule (and, except with respect to the individual set forth on Part 2.15(e)(ii), subject to the Assumptions), there is no agreement, plan, arrangement or other Contract covering any employee, director or independent contractor or former employee, director or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for Taxes imposed under Section 409A of the Code or excise taxes paid pursuant to Section 4999 of the Code. Part 2.15(e)(iii) of the Company Disclosure Schedule discloses, subject to the Assumptions, with respect to any employee, director or independent contractor or former employee, director or independent contractor of the Acquired Corporations that is a “disqualified individual” (as defined in Section 280G(c) of the Code) required to be identified on Part 2.15(e)(i) of the Company Disclosure Schedule (each, a “280G Individual”), the Company’s reasonable good faith estimate of (i) the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event) to such 280G Individual, (ii) each such disqualified individual’s “base amounts” and (iii) the underlying material documentation on which such calculations are based (which documentation has been provided by the Company to Parent prior to the date hereof). “Assumptions” shall mean the assumptions set forth on Schedule 2.15(e)(iii).

(f) None of the Acquired Corporations (i) have ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) have incurred, or have the potential to incur, any material liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees and customers in the ordinary course of business).

(g) None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(j) Each Acquired Corporation has collected all material sales, use, value added, and similar Taxes (such Taxes being material either individually or in the aggregate) required to be collected.

(k) The Acquired Corporations are not, and have not at any time during the last five years been, United States real property holding corporations within the meaning of Section 897(c)(2) of the Code.

(l) No ruling requests, closing agreements, private letter rulings, technical advice memoranda or requests for changes of method of accounting have been submitted to, or entered with, any Governmental Body by any Acquired Corporation that will have a material effect on a Tax payable by, or a Tax Return filed by, any Acquired Corporation on or after the Closing Date.

(m) No Acquired Corporation has made any payments, or is party to any plan, arrangement, or other Contract, that could result in it making a payment that is nondeductible under Section 162(m) of the Code.

2.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b) None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. For the past three years, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. Except as set forth in Part 2.16(b) of the Company Disclosure Schedule, there is no claim or grievance pending or, to the knowledge of the Company, threatened relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. For the past three years, the Company has complied in all respects with all applicable Legal Requirements related to employment, employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, the lack of compliance with which has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

(c) Part 2.16(c) of the Company Disclosure Schedule sets forth a true and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company and its Subsidiaries and equity grant notices, and related documentation, with respect to employees of the Company and its Subsidiaries). The Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan true, correct and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and annual reports (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years.

(d) None of the Acquired Corporations nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. None of the Acquired Corporations is or reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. For the last six (6) years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Acquired Corporations nor any Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former employee, officer or director of the Acquired Corporations pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g) There are no pending, or to the knowledge of the Company, overtly threatened claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Acquired Corporations and no audit or other proceeding by a Governmental Body is pending, or to the knowledge of the Company, overtly threatened with respect to such plan or relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

(h) No Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States.

(i) Except as set forth in Part 2.16(i) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Acquired Corporations to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any assets of any Employee Plan on or following the Effective Time.

(j) Each Employee Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any tax incurred by such service provider pursuant to Section 409A of the Code.

(k) Each Company Option was granted in material compliance with all applicable Legal Requirements and all of the terms and conditions of the applicable Company Equity Plan pursuant to which it was issued and has a grant date which was approved by the Board of Directors of the Company or a committee thereof no later than the grant date.

2.17 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) each Acquired Corporation is, and during the past three years has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations or any Owned Real Property or Leased Real Property, (c) as of the date hereof neither the Company nor any of its Subsidiaries has received any written notice of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws, and (d) there are and have been no Hazardous Materials present on any Owned Real Property or Leased Real Property in a manner and concentration that would reasonably be expected to result in any claim against any of the Acquired Corporations under any Environmental Law.

2.18 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, and in amounts sufficient to comply with all Material Contracts and Company Leases, and (b) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

2.19 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.19(a) of the Company Disclosure Schedule, as of the date hereof, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Acquired Corporations other than any Legal Proceedings that would not reasonably be expected to have a Material Adverse Effect;

(b) to the Company’s knowledge, as of the date hereof, there is no order, writ, injunction or judgment to which the Acquired Corporations are subject that is reasonably likely to have a Material Adverse Effect; and

(c) to the Company’s knowledge, as of the date hereof, no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or is being overtly threatened, other than any investigations or reviews that would not reasonably be expected to have a Material Adverse Effect.

2.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and, subject to obtaining the Required Company Shareholder Vote, to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions are in the best interests of the Company’s shareholders, (b) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the CGCL, and (c) resolved to recommend that shareholders of the Company approve this Agreement and the principal terms of the Merger. The Board of Directors of the Company has taken all necessary action so that any Takeover Laws applicable to the Company do not, and will not, apply to this Agreement or the Transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21 Vote Required. The Required Company Shareholder Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the principal terms of the Merger.

2.22 Non-Contravention; Consents. Except as set forth in Part 2.22 of the Company Disclosure Schedule and assuming compliance with the applicable provisions of the CGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the rules and regulations of NASDAQ and the receipt of the Required Company Shareholder Vote, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the articles of incorporation or bylaws (or similar organizational documents) of any Acquired Corporation; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract (other than the Retail Store Leases, with respect to which the representation and warranty in this Section 2.22(c) shall not apply). Except as set forth in Part 2.22 of the Company Disclosure Schedule and as may be required by the Exchange Act (including without limitation the requirement under the Exchange Act for the Company’s shareholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers), the CGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, none of the Acquired Corporations is required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and except any notice, filing or Consent that may be required under any of the Retail Store Leases.

2.23 Fairness Opinion. The Company’s Board of Directors has received the written opinion of Guggenheim Securities, LLC as financial advisor to the Company, dated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company shareholders (excluding, for the avoidance of doubt, with respect to any Rollover Shares). The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as soon as possible following the date of this Agreement.

2.24 Financial Advisor. Except for Guggenheim Securities, LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any other Acquired Corporation. Part 2.24 of the Company Disclosure Schedule sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses it will incur to Guggenheim Securities, LLC in connection with this Agreement and the transactions contemplated hereby.

SECTION 3. Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Each of Parent and Merger Sub is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, including all amendments thereto.

3.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and those incident to its formation. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.

3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the limited liability company or corporate power and authority, as the case may be, to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, if applicable and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Merger Sub; (b) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act, state takeover laws, the CGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the transactions contemplated hereby, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s equityholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement, other than those which have been previously obtained.

3.5 Disclosure. None of the information with respect to Parent or Merger Sub to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Proxy Statement will, at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Merger Sub, except as would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby.

3.7 Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock, except and solely to the extent that Parent or Parent’s Affiliates would be deemed a beneficial owner of the Rollover Shares or the shares of Company capital stock subject to the Support Agreements under applicable Legal Requirements. Neither Parent nor Merger Sub has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock.

3.8 Acknowledgement by Parent and Merger Sub.

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against any of the Acquired Corporations, or any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Acquired Corporations, nor any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

3.9 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Funding Letter”) from Sycamore Partners, L.P., a Delaware limited partnership, and Sycamore Partners A, L.P., a Delaware limited partnership (collectively, the “Equity Provider”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (the “Equity Financing”), (ii) executed rollover commitment letters (the “Rollover Letters”) from the Persons listed on Schedule 3.9 (collectively, the “Rollover Investors”) to contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein (collectively, the “Rollover Investments”) and (iii) an executed commitment letter and Redacted Fee Letters from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Funding Letter, the Rollover Letters or the Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.12), and the respective obligations and commitments contained in such letters have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letter, the Rollover Letters and the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming (i) the Financing is funded in accordance with the Equity Funding Letter and the Debt Commitment Letter, as applicable, (ii) the contributions contemplated by the Rollover Letters are made in accordance with the terms of the Rollover Letters, (iii) the accuracy of the representations and warranties set forth in Section 2 and (iv) performance by the Company of its obligations under Section 4.2, as of the date hereof, the net proceeds contemplated by the Equity Funding Letter and Debt Commitment Letter will, together with the contributions contemplated by the Rollover Letters and not more than $20 million of the cash balances of the Acquired Corporations, in the aggregate, be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Funding Letter or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses.

The Financing Letters and the Rollover Letters are in full force and effect as of the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Equity Funding Letter, the Rollover Letters or the Debt Commitment Letter; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Section 2. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing or that any of the conditions to the contributions contemplated in the Rollover Letters will not be satisfied or that the contributions contemplated by the Rollover Letters will not be made to Parent on or before the date of the Closing; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Section 2, or compliance by the Company with its obligations hereunder. The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein, and the Rollover Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the contributions to Parent described therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters, the Rollover Letters and any customary engagement letter and non-disclosure agreements that do not impact the conditionality or amount of the Financing.

3.10 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions, including the Financing (as some or all of such Financing may be amended or replaced in compliance with Section 5.12 hereof) and the payment of the aggregate Merger Consideration, (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, (c) the accuracy of the representations and warranties of the Company set forth in Section 2 hereof, (d) payments of all amounts required to be paid in connection with the consummation of the Transactions, and (e) payment of all related fees and expenses, each of Parent and the Acquired Corporations will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, “an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” following such date, and (c) such Person will be “able to pay its liabilities, including contingent and other liabilities, as they mature”, in each case, as such quoted terms are generally determined in accordance with applicable Legal Requirements governing determinations of the insolvency of debtors.

3.11 Certain Arrangements. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the Transactions or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Offer, other than, in each such case, the Rollover Letters and the Support Agreements as in effect on the date hereof.

3.12 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4. Certain Covenants of the Company

4.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party) or (iii) result in the disclosure of any trade secrets of third parties. Without limiting the foregoing, in the event that the Company does not disclose information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Legal Requirements, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 4.1, from the date of this Agreement until the Effective Time, the Company will furnish to the Parent promptly upon written request by Parent (to the extent such items become available), (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, (ii) any material update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use and (iii) monthly same store results. With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall cause Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated January 21, 2013, as amended, between the Company and Sycamore Partners Management, L.L.C. (the “Confidentiality Agreement”).

4.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts its business and operations in the ordinary course and in substantially the same manner as previously conducted; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall, and shall cause each of the other Acquired Corporations to, use commercially reasonable efforts to preserve intact the material components of their current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs; provided, further, however, that so long as no agreement or covenant contained in this Section 4.2 is breached or violated, nothing in this Section 4.2 shall (in and of itself) require the Acquired Corporations to maintain a specified level of cash balances and marketable securities.

(b) During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) dividends or distributions between or among any of the Acquired Corporations to the extent consistent with past practices (but not from the Company to its shareholders); (B) repurchases of Restricted Securities (or other shares of Company Common Stock) outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Restricted Securities and/or shares of Company Common Stock held by a Company Associate only upon termination of such associate’s employment or engagement by the Acquired Corporations; (C) repurchases of Company Options (or shares of capital stock issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Acquired Corporations; or (D) in connection with withholding to satisfy the Tax obligations with respect to Company Options or Restricted Securities.

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock);

(iii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the valid exercise of Company Options or upon the vesting and settlement of other Company Equity Awards, as the case may be, outstanding as of the date of this Agreement or pursuant to the ESPP);

(iv) except as contemplated by Section 5.3, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be a Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be a Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business and consistent with past practice; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (C) may make usual and customary annual bonus payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus and profit sharing plans existing on the date of this Agreement and disclosed on the Company Disclosure Schedule);

(v) (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement with any executive officer or director, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director or (bb) any employment or severance agreement or other material agreement with any non-executive officer employee with an annual base salary greater than $250,000 or any consulting agreement with an independent contractor with an annual base compensation greater than $250,000, (C) hire any employee with an annual base salary in excess of $250,000 or (D) enter into any agreement with respect to the voting of its capital stock;

(vi) amend or permit the adoption of any amendment to its Articles of Incorporation or bylaws or other charter or organizational documents;

(vii) form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter;

(ix) acquire, lease, license or sublicense any material rights, assets or properties (other than purchases of inventory and supplies in the ordinary course of business), in a single transaction or series of transactions, of or from any other Person (other than in the ordinary course of business and for consideration not in excess of $250,000 individually or $500,000 in the aggregate per fiscal quarter) or sell or otherwise dispose of, divest or spin-off, or lease, license or sublicense, any material right or other material asset to any other Person (other than sales of merchandise in the ordinary course of business consistent with past practice or pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset or property (except (A) that the Acquired Corporations may enter into leases for real property with annual rent not exceeding $500,000 in connection with store openings and relocations in the fiscal year ending on February 1, 2014, in accordance with the Company’s plans for new store openings and relocations as contemplated by capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, (B) as provided for in the Company’s capital expense budget (including any associated expenses) delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, (C) nothing in this clause “(ix)” shall prevent the Acquired Corporations from entering into any Material Contracts that the Acquired Corporations are permitted to enter into pursuant to clause “(xi)” below and (D) the Acquired Corporations may enter into license agreements for commercially available software on standard terms);

(x) lend money or make capital contributions or advances to or make investments in, any Person (except advances to employees for travel and other business related expenses in the ordinary course of business consistent with past practices and in compliance in all material respects with the Company’s policies related thereto and intercompany loans, advances, capital contributions or investments between or among the Company and any Subsidiary of the Company), or incur or guarantee any Indebtedness except for short-term borrowings incurred in the ordinary course of business under the Company’s existing unsecured line of credit with Wells Fargo Bank, National Association, and pre-payments thereon made in the ordinary course of business;

(xi) amend or modify in any material respect, waive any rights under, terminate or replace any Material Contract or any Contract as of the date hereof with any holder of 5% or more of the Company Common Stock (or such Person’s Affiliates) (except for any amendment, modification, waiver, termination or replacement that is beneficial to or not materially less favorable to the Company) or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract or enter into any Contract with any holder of 5% or more of the Company Common Stock (or such Person’s Affiliates) other than any Contract permitted under the other clauses of this Section 4.2(b) (except (A) that the Acquired Corporations may enter into leases for real property with annual rent not exceeding $500,000 in connection with store openings and relocations in the fiscal year ending on February 1, 2014, in accordance with the Company’s plans for new store openings and relocations as contemplated by the capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, (B) that the Acquired Corporations may terminate leases or subleases for Leased Real Property in connection with store closings or relocations in the ordinary course of business, (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives (including any associated expenses) prior to the date of this Agreement, (D) in the case of Material Contracts described in clause (iii) of Section 2.9(a), any such Material Contract entered into in the ordinary course of business that requires by its terms the payment or delivery of cash by the Acquired Corporations in an amount having an expected value not in excess of $250,000 per fiscal year and (E) in the case of Material Contracts described in clause (x) of Section 2.9(a), any amendment, modification or waiver entered into in the ordinary course of business with respect to any such Material Contract that requires by its terms the payment or delivery of cash by the Acquired Corporations in an amount having an expected value not in excess of $250,000 per fiscal year);

(xii) except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) surrender a right to a material Tax refund; (e) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Corporations; (f) enter into a closing agreement with any Governmental Body regarding any material Tax; (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(xiii) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv) settle or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than pursuant to a settlement that does not relate to the any of the Transactions contemplated hereby and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $250,000 in the aggregate;(B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection (A) are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (C) is a settlement of class actions in the ordinary course of business where the Company is a member of the class but not the lead plaintiff;

(xv) change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable Legal Requirements;

(xvi) enter into any collective bargaining agreement or agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

(xvii) adopt or implement any shareholder rights plan or similar arrangement;

(xviii) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Acquired Corporations, as a whole, as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name, except where the failure of such filing or action would not and would not reasonably be expected to have a Material Adverse Effect;

(xix) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the other Acquired Corporations; or

(xx) authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xix)” of this Section 4.2(b).

During the Pre-Closing Period, without the written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and Merger Sub shall not, and shall cause the Guarantors and their respective Affiliates to not, (i) enter into discussions or negotiations regarding any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses (i) and (ii) that are between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any officer or director of the Company (other than to the extent such action is consistent with actions permitted under the Rollover Letters, any of the Rollover Investors), on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transaction.

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

4.3 No Solicitation; Change in Recommendation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that an Acceptable Confidentiality Agreement need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company’s Board of Directors on a private and confidential basis and that an Acceptable Confidentiality Agreement shall not contain terms and conditions similar to those contained in the first sentence of the last paragraph of Section 7 of the Confidentiality Agreement. The Company shall use reasonable best efforts to enforce the terms and conditions of any such Acceptable Confidentiality Agreement entered into by the Company, except where such action could reasonably constitute a breach of fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Legal Requirements.

(b) Except as permitted by this Section 4.3, the Company shall not and shall cause each of its Subsidiaries not to and shall not permit its Representatives to (i) from the date of this Agreement, continue (and the Company shall immediately cease, and cause each of its Subsidiaries to immediately cease and direct its Representatives to immediately cease) any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal.

(c) If at any time on or after the date of this Agreement and prior to obtaining the Required Company Shareholder Vote, the Company or any of its Representatives receives a written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 4.3, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Company’s Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. From and after the date of this Agreement, the Company shall promptly (and in any event within 48 hours) provide to Parent (i) an unredacted copy of any such Acquisition Proposal made in writing provided to the Company or any of its Subsidiaries (including any financing commitments (including any Redacted Fee Letters) relating thereto) and (ii) a written summary of the material terms of any such Acquisition Proposal not made in writing (including any financing commitments relating thereto).

(d) Following the date of this Agreement, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 48 hours) and upon the request of Parent shall reasonably inform Parent of the status of such Acquisition Proposal; provided, that, the Company shall not have any obligation to duplicate any notice provided under Section 4.3(c). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 4.3.

(e) Except as expressly permitted by this Section 4.3(e) or Section 4.3(f), the Board of Directors of the Company shall not (i)(A) fail to recommend to its shareholders that the Required Company Shareholder Vote be given (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act, (D) (1) fail to publicly recommend against any publicly announced Acquisition Proposal (and reaffirm the Company Board Recommendation) within ten business days after Parent so requests in writing or (2) fail to publicly reaffirm the Company Board Recommendation within ten business days after Parent so requests in writing; provided that, other than in connection with a competing Acquisition Proposal, Parent may only make two such requests or (E) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, an Acquisition Proposal (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle or any Specified Agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required Company Shareholder Vote is obtained, but not after, the Board of Directors of the Company may make a Company Adverse Recommendation Change, enter into a Specified Agreement with respect to an Acquisition Proposal not solicited in violation of this Section 4.3 or take any action pursuant to Section 7.1(f) if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, (x) that failure to take such action could reasonably constitute a breach of fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements and (y) that such Acquisition Proposal constitutes a Superior Offer; provided, however, that (1) the Company has given Parent at least four calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Superior Offer, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments (including Redacted Fee Letters) relating thereto and a written summary of the material terms of any Superior Offer not made in writing, including any financing commitments relating thereto, in each case to the extent not previously provided pursuant to Section 4.3(c) or 4.3(d)), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement, the Financing Letters, the Rollover Letters and the Guaranty such that it would cause such Superior Offer to no longer constitute a Superior Offer, (3) following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any proposed revisions to this Agreement, the Financing Letters, the Rollover Letters and the Guaranty proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Superior Offer constitutes a Superior Offer if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Offer, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least two calendar days (rather than the four calendar days otherwise contemplated by clause (1) above); and provided, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 7.1 and, to the extent required under the terms of this Agreement, the Company pays Parent the Termination Fee in accordance with Section 7.3 prior to or concurrently with such termination.

(f) Notwithstanding anything to the contrary herein, prior to the time the Required Company Shareholder Vote is obtained, but not after, the Board of Directors of the Company may withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (“Change of Recommendation”) if the Board of Directors of the Company has determined in good faith, after consultation its financial advisor and outside legal counsel, that failure to take such action could reasonably constitute a breach of fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements; provided, however, that such action shall not be in response to a Superior Offer (which is addressed under Section 4.3(e)) and prior to taking such action, (x) the Board of Directors of the Company has given Parent at least four calendar days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement, the Financing Letters, the Rollover Letters and the Guaranty in such a manner that would obviate the need for taking such action and (z) following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to this Agreement, the Financing Letters, the Rollover Letters and the Guaranty proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Recommendation could reasonably constitute a breach of fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements.

(g) Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that any disclosures permitted under this Section 4.3(g) that does not contain either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change or (ii) making any disclosure to the shareholders of the Company that is required by applicable Legal Requirements; provided that making such disclosure under Section 4.3(g)(ii) shall not in any way limit or modify the effect, if any, that any such action has under Section 4.3.

SECTION 5. Additional Covenants of the Parties

5.1 Shareholder Approval; Proxy Statement.

(a) The Company shall, as soon as practicable following the date the SEC confirms that it has no further comments on the Proxy Statement, take all action necessary under all applicable Legal Requirements, the Company’s articles of incorporation and bylaws and the rules of NASDAQ to establish a record date for (and the Company shall not change such record date without the prior written consent of Parent), call, give notice of and hold a meeting of the holders of the shares of Company Common Stock to vote on the adoption of this Agreement and approval of the Merger (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”). The Company shall ensure that all proxies solicited by the Company in connection with the Company Shareholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Subject to Section 4.3, the Company shall use its reasonable best efforts to obtain the Required Company Shareholder Vote. The Company in its sole discretion may adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, and with Parent’s consent (not to be unreasonably withheld, conditioned or delayed), to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall submit this Agreement to its shareholders at the Company Shareholders’ Meeting even if the Board of Directors of the Company shall have effected a Company Adverse Recommendation Change or a Change of Recommendation.

(b) As soon as practicable following the date hereof, the Company shall prepare the Proxy Statement and file it with the SEC and Parent shall timely cooperate with and assist the Company in connection with the preparation of the foregoing. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the resolution of any such comments. Parent and Merger Sub will provide to the Company upon request any information with respect to Parent and Merger Sub and their respective officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable

Legal Requirements or as reasonably requested by the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings with respect to the Transactions (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent a reasonable opportunity to review and comment on such document or response and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of shares of Company Common Stock, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

(c) Parent agrees to cause all shares of Company Common Stock owned by Parent or any subsidiary of Parent to be voted in favor of the adoption of the Agreement at the Company Shareholders’ Meeting.

5.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, make an appropriate filing of a Notification and Report Form as required by the HSR Act with respect to the Merger and the other transactions contemplated hereby; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act with respect to the Merger and the other transactions contemplated hereby; and (ii) promptly, but in no event later than ten (10) business days after the date hereof, make all filings to be made by such Party, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals to be obtained by such Party; (iii) provide as promptly as reasonably practicable all information requested by any Governmental Body pursuant to the HSR Act (or other applicable

Antitrust Laws) with respect to the Transactions; (iv) use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions; and (v) use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly obtain all Consents from any Governmental Body (other than those relating to Consents from Governmental Bodies under Antitrust Laws, which are dealt with in clauses (i), (ii) and (iii) above) or, if requested by Parent, any third party necessary, proper or advisable to consummate the Transactions.

(b) Without limiting the generality of anything contained in this Section 5.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Government Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

5.3 Stock Options; Restricted Stock; ESPP.

(a) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding and otherwise) to (i) accelerate the vesting and exercisability of each unexpired and unexercised Company Option then in effect as of immediately prior to the Effective Time so that each such Company Option shall be fully vested and exercisable prior to the Effective Time, (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) and (iii) cause, as of the Effective Time, each unexpired and unexercised Company Option then in effect as of immediately prior to the Effective Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished (in each case, without the creation of additional liability (other than pursuant to any Tax withholding obligations and any employer Taxes that become payable) to any Acquired Corporation, Parent and/or any of its Affiliates), subject, if applicable, to payment pursuant to the immediately following sentence. Upon the cancellation of each such Company Option as described in clause (iii) of the preceding sentence that has an exercise price per share that is less than the per share Merger Consideration, the holder of each such unexpired and unexercised Company Option, whether vested or unvested, shall be granted the right to receive, in respect of each share of Company Common Stock subject to such Company Option immediately prior to such cancellation, an amount (subject to any applicable withholding Tax and without interest) in cash, payable through the Surviving Corporation’s payroll system as soon as reasonably practicable after the Effective Time (but no later than the second payroll period after the Effective Time), equal to the excess (if any) of (i) the Merger Consideration over (ii) the exercise price per share of each share of Company Common Stock subject to such Company Option (such amount determined by the foregoing clauses (i) and (ii) in respect of such a share of Company Common Stock subject to any such particular Option, the “Designated Consideration”); it being agreed that each unexercised Company Option (with an exercise price equal to or greater than the Merger Consideration) shall be canceled at the Effective Time without consideration therefor. The Surviving Corporation shall be responsible for ensuring that applicable withholding Taxes and payroll Taxes are withheld and paid in connection with payments of Designated Consideration under this Section 5.3(a) in respect of such Company Options.

(b) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans pursuant to which Restricted Securities are outstanding and otherwise) to (i) accelerate the vesting of each Restricted Security granted and outstanding under the Company’s Equity Plans as of immediately prior to the Effective Time so that, with respect to each Restricted Security, the Company’s reacquisition right with respect thereto shall lapse, and the vesting of each other Company Equity Award shall be accelerated in full, and (ii) provide that each such Restricted Security shall be treated as a share of Company Common Stock for all purposes of this Agreement (except as otherwise agreed to by Parent (and/or any of its Affiliates) and a holder thereof with respect to any Restricted Securities that are Rollover Shares).

(c) Prior to the Effective Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements to (i) ensure that no offering period shall be authorized or commenced on or after the date of this Agreement and (ii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period then underway under the ESPP to be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. The Company shall terminate the ESPP in its entirety effective as of the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.3(c).

5.4 Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Acquired Corporations who are actively employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Subsidiary thereof) during such one year period (the “Continuing Employees”) base salary and base wages, short-term cash bonus opportunities and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash bonus opportunities and benefits (excluding equity based compensation) provided to such Continuing Employees immediately prior to the execution of this Agreement. Without limiting the foregoing:

(a) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.

(b) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans; provided, however, that (i) nothing in this Section 5.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(c) The provisions of this Section 5.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

5.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the articles of incorporation and bylaws of the Acquired Corporations (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporations and said Indemnified Persons (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under California law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 5.5(a) and the indemnification rights provided under this Section 5.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.5(b) within fifteen days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.5(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (a true and correct copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 5.5(d); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.5.

(e) The provisions of this Section 5.5 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.5 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their heirs without the prior written consent of the affected Indemnified Person.

5.6 Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.7 Additional Agreements. Subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions contemplated by this Agreement which, with respect to Contracts, shall be limited to the Material Contracts (other than Retail Store Leases) set forth on Schedule 5.7, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions which, with respect to Material Contracts, shall be limited to the Material Contracts (other than Retail Store Leases) set forth on Schedule 5.7, and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

5.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made (including to Company Associates) pursuant to Section 4.3(g) or with respect to any Company Adverse Recommendation Change or Change in Recommendation.

5.9 Resignation of Directors. Other than with respect to any directors identified by Parent in writing to the Company not less than two (2) business days prior to the Closing Date, the Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Effective Time the resignation of the Company’s directors.

5.10 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company shall use their respective reasonable best efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

(b) The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and ( ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.2 not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.3 not being able to be satisfied prior to the End Date.

5.11 Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of shares of Company Common Stock (including Restricted Securities) and Company Options in the Transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Financing.

(a)

(i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters, and the contributions contemplated by the Rollover Letters pursuant to the terms thereof, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Letters or the Rollover Letters if such amendment, modification or waiver (A) with respect to the Financing Letters, reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 3.10 shall be true and correct) or, with respect to the Rollover Letters, reduces the amount of Company Common Stock or Designated Consideration to be contributed thereby unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 3.10 shall be true and correct as of the time of such transaction or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing or the contributions contemplated by the Rollover Letters, or otherwise expands, amends or modifies any other provision of the Financing Letters or the Rollover Letters, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing or the contributions contemplated by the Rollover Letters (or satisfaction of the conditions to the Financing or the contributions contemplated by the Rollover Letters) on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto or the Rollover Letters, in each of clauses (x) and (y) in any material respect (provided that, subject to compliance with the other provisions of this Section 5.12(a), Parent and Merger Sub may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 5.12, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.12(a), references to the “Rollover Investments” shall include the financing contemplated by the Rollover Letters as permitted to be amended, modified or replaced by this Section 5.12(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.12(a).

(ii) Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Letters and the Rollover Letters, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (C) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 5.12(b)) and in the Equity Funding Letter and the Rollover Letters and to consummate the Financing and make the Rollover Investments at or prior to the Closing, including using its reasonable best efforts (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) to cause the lenders and the other persons committing to fund the Financing and make the Rollover Investments to fund the Financing and make the Rollover Investments at the Closing, (D) to enforce its rights (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) under the Financing Letters and Rollover Letters and (E) to comply with its obligations under the Financing Letters and the Rollover Letters. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters, Rollover Letters, or definitive agreements related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters, Rollover Letters or definitive agreements related to the Financing of any provisions of the Financing Letters, Rollover Letters or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Letters, Rollover Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or the Rollover Investments on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Letters, the Rollover Letters or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two business days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. Upon the occurrence of any circumstance referred to in clause (x), (y)(A) or (z) of the second preceding sentence or if any portion of the Debt Financing or Rollover Investments otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Parent and Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter or the Rollover Letters, as applicable, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing or the Rollover Investments.

(iii) Notwithstanding anything contained in this Section 5.12 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (A) to amend or waive any of the terms or conditions hereof or (B) except as specified in clause (b) of the proviso in Section 1.3, to consummate the Closing any earlier than the final day of the Marketing Period.

(iv) Without the prior written consent of the Company, other than with respect to the Merger, the Financing, the Rollover Investments and the other Transactions contemplated hereby, Parent shall not, nor shall it permit any of its controlled Affiliates to, enter into any merger, acquisition, joint venture, disposition or debt or equity financing that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing.

(b) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Debt Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Debt Financing, the “Available Financing” it being understood that for purposes of this Section 5.12, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans contemplated by the Debt Commitment Letter) (provided in all cases that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include (i) (A) furnishing Parent and Merger Sub and their Available Financing sources, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries, and any supplements thereto, as may be reasonably requested by Parent to consummate the offerings of debt securities contemplated by the Available Financing and (B) furnishing Parent and Merger Sub and their Available Financing sources, as promptly as reasonably practicable following Parent’s request, with information (other than financial information, which is covered by clause (ii) below) regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Available Financing (the “Bank Financing”), to the extent reasonably available to the Company and reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans, (ii) furnishing all financial statements, pro forma financial statements and other financial data and financial information of the Company and its Subsidiaries, and any supplements to such financial statements and other financial data and financial information that is required under clauses (v), (vii) and (x) of Exhibit C to the Debt Commitment Letter (as in effect as of the date of this Agreement) (including, without limitation, all financial statements, pro forma financial statements and other financial data and financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for an offering of non-convertible debt securities registered with the SEC on Form S-1 (subject to exceptions customary for a private placement of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the Securities Act) and any supplements to such financial statements, pro forma financial statements and other financial data and financial information as may be reasonably requested by Parent during the Marketing Period) (in each case, which have been audited in accordance with PCAOB standards in the case of required annual financial statements and reviewed in accordance with AU 722 in the case of required interim financial statements) (the information, financial statements, pro forma financial statements, business and other financial data and financial information and supplements thereto referred to in clause (i) and (ii) above shall mean the “Required Information”); provided that the Company shall be required to furnish a pro forma consolidated balance sheet and related pro forma statement of operations, prepared after giving effect to the Merger and the Financing as if the Merger and Financing had occurred as of the first date of such pro forma financial statements and as if Regulation S-X under the Securities Act were applicable to such pro forma financial statements and such pro forma financial statements shall be considered part of the Required Information, only if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization and preliminary allocation of purchase price in accordance with ASC 805 “Business Combinations” at least 10 days prior to the date pro forma financial statements are required to be delivered, which information shall include (A) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma financial statements and (B) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma financial statements, which assumptions shall be the responsibility of Parent, (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iv) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, roadshow presentations and similar documents required in connection with the Available Financing; provided that any offering documents in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any rating agency presentations, offering documents, bank information memoranda, road show presentations and similar documents required in connection with the Available Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (v) using reasonable best efforts to obtain customary comfort letters of accountants (including “negative assurance” comfort) and legal opinions reasonably requested by Parent, including the provision of appropriate representations of the Company to its independent accountants, (vi) using commercially reasonable efforts to assist in delivery of inventory appraisals and field audits and obtain surveys and title insurance as reasonably requested by Parent and necessary and customary for financings similar to the Debt Financing, (vii) taking all corporate actions and entering into a purchase agreement with respect to the debt securities, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (viii) executing and delivering any customary pledge and security documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) as may be reasonably requested by Parent (including delivery of borrowing base certificates and to the extent the statements therein are accurate delivery of a solvency certificate of the chief financial officer of the Company in the form contemplated by the Debt Commitment Letter (as in effect on the date hereof)), (ix) using reasonable best efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing, (x) assisting in (A) the preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, if any, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (xi) in connection with the Bank Financing or any bridge or loan financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Debt Financing sources authorizing the distribution of information to prospective lenders and containing a customary representation to the Debt Financing sources that such information does not contain a material misstatement or omission and containing a representation to the Debt Financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (xii) cooperating reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; (xiii) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date; (xiv) using reasonable best efforts to obtain a public corporate family rating of the Company from Moody’s Investor Services, a public corporate credit rating of the Company from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating from each of such rating agencies for each of the debt facilities (other than any “asset-based” credit facility) relating to the debt securities to be offered in connection with the Available Financing; (xv) providing all customary documentation and other information about the Company and each of its Subsidiaries as is requested by any Debt Financing source and required under applicable “know your customer” and anti-money-laundering rules and regulations including the USA PATRIOT Act; and (xvi) ensuring that there are no competing issues of debt securities or syndicated credit facilities of the Company and its Subsidiaries being offered or arranged between the execution of this Agreement and the Effective Time; and (xvii) to the extent the representation and warranty set forth in Section 3.10 shall continue to be true and correct as of the Effective Time and subject to the cash requirements of the Company and its Subsidiaries for their operating requirements, permitting any cash and marketable securities of the Company and its Subsidiaries to be made available to Parent and/or Merger Sub at the Effective Time (provided that the foregoing shall not require the Company or any of its Subsidiaries to breach or become in default pursuant to the terms of any Contract). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and that the Company shall be permitted to review the use of such logos prior to usage in connection with the Available Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ costs and expenses) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.12 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Available Financing, any action taken by them at the request of Parent pursuant to this Section 5.12(b) and any information used in connection therewith (except with respect to any information provided in writing by the Company or any of its Subsidiaries specifically for use in connection therewith), and the Guaranty shall guarantee the reimbursement and indemnification obligations of Parent pursuant to this paragraph of this Section 5.12.

(c) Notwithstanding anything to the contrary contained in this Section 5.12, (i) none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt or approve resolutions or execute consents to approve or authorize the execution of the Available Financing prior to the Effective Time (other than management letters in order to obtain auditor consent), (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time (and nothing contained in this Section 5.12 or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or obligor with respect to the Debt Financing or file a registration statement) and (iii) none of the Company or any of its Subsidiaries or Representatives shall be required to pay or incur any liability for any commitment or other fee or pay or incur any other liability in connection with the Available Financing prior to the Effective Time.

(d) Nothing in this Section 5.12 shall require such cooperation by the Company to the extent it would (i) cause any condition to Closing set forth in Section 6 to fail to be satisfied or otherwise cause any breach of this Agreement (unless waived by Parent), (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Legal Requirements or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party (in each case prior to the Effective Time) or (iii) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing.

5.13 SEC Filings. The Company shall file with the SEC (a) a Form 10-K with respect to its fiscal year ended February 2, 2013 on or prior to March 22, 2013 and (b) at and after such time as the Parent notifies the Company that it is commencing bona fide marketing relating to the Debt Financing, a Form 8-K with (i) pro-forma information prepared in accordance with Section 5.12(b), and (ii) selected financial and business information, to the extent such information is set forth in the offering memorandum used in connection with the offering of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the Securities Act and such information constitutes material non-public information; provided, that, except as may otherwise be required pursuant to applicable Legal Requirements, the Company shall not be required to file publicly any such information in a manner that is inconsistent with similar information reported by the Company in the ordinary course of business prior to the date of this Agreement (including any segment reporting or reporting by division of information not reported by the Company by division).

5.14 Company Options and Restricted Securities. One business day prior to the Closing Date, the Company shall deliver to Parent, (i) a list of all holders of Company Options, the number of shares of Company Common Stock subject to such Company Option and the price per share at which such Company Option may be exercised and (ii) a list of all holders of Restricted Securities, the number of shares of Restricted Securities owned by each such holder, in each case as of the close of business on the date two business days prior to the Closing.

SECTION 6. Conditions Precedent to The Merger

6.1 Conditions to Each Party’s Obligation To Effect the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) this Agreement shall have been duly adopted by the Required Company Shareholder Vote.

(b) the waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) the representations and warranties of the Company set forth in Sections 2.3(a), 2.3(c) (first two sentences) and 2.3(d) (second sentence) (Capitalization) of the Agreement shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by the Company of Section 4.2, to the extent any such willful breach relates to the subject matter of Sections 2.3(a), 2.3(c) (first two sentences) or 2.3(d) (second sentence) (Capitalization) of the Agreement) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, of more than $4,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 6.2(a)) only as of such date).

(b) the representations and warranties of the Company set forth in Sections 2.15(e) (first three sentences) (Code Section 280G matters), Section 2.16(i) (change in control benefits), 2.20 (Authority; Binding Nature of Agreement), 2.21 (Vote Required) and 2.24 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 6.2(b)) only as of such date).

(c) the representations and warranties of the Company set forth in Sections 2.5(b) (No Material Adverse Effect) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (ii) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured (subject to the applicable standard as set forth in this Section 6.2(c)) as of such date).

(d) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “a”, “b” or “c” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(e) the Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(f) Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 6.2(a), (b), (c). (d) and (e) have been satisfied.

(g) since the date of this Agreement, there shall not have occurred a Material Adverse Effect that shall be continuing as of the Closing Date.

(h) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Merger; provided, however, that Parent and Merger Sub shall not be permitted to invoke this Section 6.2(h) unless they shall have taken all actions required under this Agreement to have any such order lifted.

(i) there shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Merger Sub or any Acquired Corporation (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Corporations, or of Parent or its Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or its Affiliates or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the shares of Company Common Stock.

6.3 Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Section 3.1 (Due Organization), 3.3 (Authority; Binding Nature of Agreement) and 3.10 (Solvency) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(b) The representations and warranties of Parent and Merger Sub set forth in the Agreement (other than those referred to in clause “a” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).

(c) Parent and Merger Sub shall have performed or complied in all material respects with any covenant or obligation that Parent or Merger Sub is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(d) The Company shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

(e) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Merger; provided, however, that the Company shall not be permitted to invoke this Section 6.3(e) unless it shall have taken all actions required under this Agreement to have any such order lifted.

SECTION 7. Termination

7.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Shareholder Vote, except as otherwise expressly noted):

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement and the principal terms of the Merger, and this Agreement and the principal terms of the Merger shall not have been approved at the Company Shareholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of shares of Company Common Stock pursuant to the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the receipt of the Required Company Shareholder Vote, if, whether or not permitted to do so: (A) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation Change; (B) the Board of Directors of the Company shall have effected a Change of Recommendation; or (C) the Company fails to hold the Company Shareholders’ Meeting within five business days prior to the End Date;

(e) by either Parent or the Company if the Effective Time shall not have occurred on or prior to the close of business on the date that is the End Date; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure of the Effective Time to occur prior to the End Date was primarily due to the failure of such Party to perform in all material respects any of its obligations under this Agreement;

(f) by the Company at any time prior to the receipt of the Required Company Shareholder Vote, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Section 4.3 and (ii) prior to or on the same business day as such termination(or, if the Specified Agreement is executed on a day that is not a business day, the next business day), the Company pays the Termination Fee due to Parent under Section 7.3(b);

(g) by Parent at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that (i) except with respect to the covenants or obligations contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b), (c), (d) or (e) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within 15 days of the date Parent gives the Company notice of such breach or failure to perform or (ii) with respect to the covenants and agreements contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b), (c), (d) or (e) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured (x) within 5 business days following receipt of written notice from the Parent of such breach or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the End Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied;

(h) by the Company at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of Parent shall have occurred that would cause a failure of the conditions in Section 6.3(a), (b) or (c) to exist and cannot be cured by Parent by the End Date, or if capable of being cured, shall not have commenced to have been cured within 15 days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied; or

(i) by the Company, if (A) the Marketing Period has ended and the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by notice to Parent after the end of the Marketing Period that all conditions set forth in Section 6.1 and 6.2 have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and, if there any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) that it is willing to waive any unsatisfied conditions in Section 6.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (C) the Merger shall not have been consummated within three business days after the delivery of such notice.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 7.2, Section 7.3, Section 8 and the expense reimbursement and indemnification provisions of Section 5.12(b) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (c) the Guaranty shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (d) the termination of this Agreement shall not relieve any Party from any liability for fraud prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 8.5(b) in lieu of terminating this Agreement pursuant to Section 7.1.

7.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) (A) an Acquisition Proposal shall have become publicly known (and not withdrawn) after the date hereof and prior to the Company Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders’ Meeting), (B) the principal terms of this Agreement and Merger have not been approved by the Company’s shareholders at the Company Shareholders’ Meeting prior to the termination of this Agreement, (C) thereafter, this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(e) (without the failure to close by the End Date being primarily due to the failure of Parent to perform in all material respects any of its obligations under this Agreement) or by Parent pursuant to Section 7.1(g) and (D) within 12 months of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is consummated (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A) and whether or not such Acquisition Proposal was made before or after the termination of this Agreement); provided that for purposes of clause (C) of this Section 7.3(b)(i), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(f); or

(iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(d) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) and prior to the Company Shareholders’ Meeting, the Board of Directors of the Company has made a Change of Recommendation;

then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(b), the Company shall pay to Parent or its designee the Termination Fee (less, if applicable, the Turn-Down Fee previously paid to Parent by the Company) by wire transfer of same day funds (x) in the case of Section 7.3(b)(iii), within two business days after such termination, (y) prior to or on the same business day as (or, if the Specified Agreement is executed on a day that is not a business day, the next business day) such termination if pursuant to Section 7.1(b)(ii) or (z) in the case of Section 7.3(b)(i), two business days after the consummation of the Acquisition Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $21,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(b) and Section 7.3(d), together with reimbursement of any applicable expenses pursuant to Section 7.3(f), the receipt of the Termination Fee, the Turn-Down Fee and the expenses referred to Section 7.3(f) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(b) shall limit the rights of Parent and Merger Sub under Section 8.5(b).

(c) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 7.1(h); or

(ii) the Company shall terminate this Agreement pursuant to Section 7.1(i);

then in any such event under clause (i) or (ii) of this Section 7.3(c), if the condition set forth in Section 6.2(g) has been satisfied, then Parent shall pay to the Company by wire transfer of same day funds, within two business days after such termination, a termination fee of $42,000,000 (the “Reverse Termination Fee”), it being understood that in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion. In the event that Company shall receive full payment pursuant to this Section 7.3(c), together with indemnification pursuant to Section 5.12(b) and reimbursement of any applicable expenses pursuant to Section 7.3(f), the receipt of the Reverse Termination Fee together with such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters, the Rollover Letters or the Guaranty (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters, the Rollover Letters or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(d) In the event this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b), then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $4,500,000 (the “Turn-Down Fee”), by wire transfer of immediately available funds on the second business day following the date of such termination of this Agreement; provided, that the existence of circumstance which would require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.3(b) shall not relieve the Company of its obligations to pay the Turn-Down Fee pursuant to this Section 7.3(d); and provided, further, that the payment by the Company of the Turn-Down Fee pursuant to this Section 7.3(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b) except to the extent indicated in Section 7.3(b).

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 8.5(b) and the reimbursement and indemnification obligations of Parent under Section 5.12(b) and Section 7.3(f) hereof, the Company’s right to receive payment of the Reverse Termination Fee from Parent or the Guarantors pursuant to the Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and the other Company Related Parties against Parent, Merger Sub, the Guarantors, the parties to the Rollover Letters, the Financing Sources of the Debt Financing or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement but subject to Section 8.5(b) and the reimbursement obligations of the Company under Section 7.3(f), Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 7.3(b)and the Turn-Down Fee pursuant to Section 7.3(d), in each case, in accordance with the terms thereof, shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Reverse Termination Fee (and any indemnification pursuant to Section 5.12(b) and Section 7.3(f)) and (2) while the Company may pursue both a grant of specific performance in accordance with Section 8.5(b) and the payment of the Reverse Termination Fee under Section 7.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and any money damages, including all or any portion of the Reverse Termination Fee.

(f) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Proceeding which results in a judgment against the other Party, with respect to Parent or Merger Sub, or Parties, with respect to the Company, for the payment set forth in this Section 7.3, such paying Party shall pay the other Party or Parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Except as provided in Section 7.3(f), payment of the fees and expenses described in this Section 7.3 shall constitute the sole and exclusive remedy of the Parties in connection with any termination of this Agreement.

SECTION 8. Miscellaneous Provisions

8.1 Amendment. Prior to the Effective Time, subject to 5.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s shareholders); provided, however, that after any such adoption of this Agreement by the Company’s shareholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

8.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties (and, in the case of Parent and Merger Sub, any of their Affiliates), with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of California and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, any Party may petition for the removal of such action to any federal court located in California; and (iii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.9. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (c) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with (A) enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financings) shall be subject to the requirements that (i) the Marketing Period has ended and all conditions in Section 6.1 and 6.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded, (ii)(a) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.12(a) of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (b) the Rollover Investments are made at Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur and (B) enforcing Parent’s obligation set forth in Section 5.12 to cause the Debt Financing to be funded to fund the Merger shall be subject to the requirement that (i) the Marketing Period has ended and all conditions in Section 6.1 and 6.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Debt Financing to be funded and (ii) all of the conditions to the Debt Financing have been satisfied. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) Notwithstanding the foregoing, each of the Parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third- party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 8.5(d) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim and any such action, cause of action, claim, cross-claim or third party claim shall be governed by the laws of New York.

(d) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(e) The Company, on behalf of itself and each of its Representatives, shareholders, holders of Company Options and holders of any other Company Equity Awards (collectively, the “Seller Group” and each, a “Seller Group Member”), hereby waives and agrees not to assert against any Financing Source or any of the respective former, current, or future Affiliates or Representatives of the Financing Sources (collectively, the “Financing Group” and each a “Financing Group Member”), any right or claim for any and all losses, claims or liabilities suffered by any Seller Group Member as a result of any breach of this Agreement by Parent or Merger Sub or any breach of the other agreements contemplated hereby, including the Debt Commitment Letter, by any Person in the Financing Group party thereto, the failure of the Merger to be consummated or in any other respect with respect to this Agreement or any other agreement contemplated hereby (including the Debt Commitment Letter), and none of the Financing Group Members shall have any further liability or obligation to any Seller Group Member relating to or arising out of this Agreement, the other agreements contemplated hereby or any of the transactions contemplated hereby or thereby under any theory or with respect to any claim, whether sounding in law or equity. Without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto, for the avoidance of doubt, in no event shall any Seller Group Member be entitled to seek or obtain any other damages of any kind against any such Financing Group Member, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by Parent or Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirement arising out of any such breach, termination or failure.

8.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a sum for its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Merger Sub may (i) assign this Agreement to any of their Affiliates (provided that such assignment shall not (A) affect the obligations of the Equity Provider under the Equity Funding Letter, the Rollover Investors under the Rollover Letters or any Guarantors under the Guaranty or (B) impede or delay the consummation of the Transactions or otherwise impede the rights of the shareholders of the Company under this Agreement) and/or (ii) pledge its rights hereunder as security to its Financing Sources; provided that no such assignment or pledge permitted pursuant to this Section 8.7 shall relieve Parent of its obligations hereunder.

8.8 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Effective Time occurs (A) the right of the Company’s shareholders to receive the Merger Consideration at the Effective Time and (B) the right of the holders of Company Equity Awards to receive the consideration set forth in Section 5.3 at the Effective Time; (ii) the provisions set forth in Section 5.5 of this Agreement, (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty, the Equity Funding Letter and the Rollover Letters to the extent of the rights set forth therein, (iv) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.3(e) and (v) the rights of Financing Sources and sources of debt financing for the Transactions set forth in Sections 7.3(e) and Section 8.5.

8.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Merger Sub (or following the Effective Time, the Company):

212F Holdings LLC

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Attn:	Stefan Kaluzny and
Peter Morrow
Email:	skaluzny@sycamorepartners.com
pmorrow@sycamorepartners.com

with a copy to (which shall not constitute notice):

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Attn: James P. Faley

Email: jfaley@winston.com

and

Law Offices of Gary M. Holihan, P.C.

2345 Larkdale Drive

Glenview, Illinois 60025

Attn: Gary M. Holihan

Email: garyholihan@gmail.com

if to the Company (prior to the Effective Time):

Hot Topic, Inc.

18305 E. San Jose Avenue,

City of Industry, California 91748

Attn: Jonathan Block

Email: jblock@hottopic.com

with a copy to (which shall not constitute notice):

Cooley LLP

Attn: Barbara L. Borden

4401 Eastgate Mall

San Diego, CA 92121

Email: bordenbl@cooley.com

and

Cooley LLP

Attn: Jason L. Kent

4401 Eastgate Mall

San Diego, CA 92121

Email: jkent@cooley.com

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.11 Obligation of Parent. Parent shall ensure that each of Merger Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Merger Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

HOT TOPIC, INC.

By:	/s/ Lisa Harper
Name:	Lisa Harper
Title:	Chairman, CEO

212F HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

HT MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

1996 Plan. “1996 Plan” means the Company’s 1996 Equity Incentive Plan.

1996 Non-Employee Directors’ Plan. “1996 Non-Employee Directors’ Plan” means the Company’s Non-Employee Directors’ Stock Option Plan, as amended.

280G Individual. “280G Individual” is defined in Section 2.15(e).

2006 Plan. “2006 Plan” means the Company’s 2006 Equity Incentive Plan.

2012 Plan. “2012 Plan” means the Company’s 2012 Equity Incentive Plan.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 4.3(a) of the Agreement.

Acquired Corporation Returns. “Acquired Corporation Returns” is defined in Section 2.15(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, in each case other than the Transactions .

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this

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purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Assumptions. “Assumptions” is defined in Section 2.15(e).

Available Financing. “Available Financing” is defined in Section 5.12(b) of the Agreement.

Balance Sheet. “Balance Sheet” is defined in Section 2.6 of the Agreement.

Bank Financing. “Bank Financing” is defined in Section 5.12(b) of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated shares of Company Common Stock represented by book-entry.

business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Certificates. “Certificates” is defined in Section 1.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 2.9(a)(vi) of the Agreement.

Change of Recommendation. “Change of Recommendation” is defined in Section 4.3(f) of the Agreement.

Claim. “Claim” is defined in Section 5.5(c) of the Agreement.

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Closing. “Closing” is defined in Section 1.3 of the Agreement.

Closing Date. “Closing Date” is defined in Section 1.3 of the Agreement.

COBRA. “COBRA” means the continuation coverage required by Section 4980B of the Code.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Recommendation Change. “Company Adverse Recommendation Change” is defined in Section 4.3(e) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Section 4.3 (e) of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, no par value, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

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Company Equity Award. “Company Equity Award” shall mean any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plans. “Company Equity Plans” shall mean the 1996 Non-Employee Directors’ Plan, 1996 Plan, 2006 Plan, 2012 Plan and ESPP.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Corporations and (b) all material Intellectual Property Rights licensed by the Acquired Corporations.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which the Acquired Corporations lease or sublease Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company’s Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, no par value, of the Company.

Company Related Parties. “Company Related Parties” is defined in Section 7.3(e) of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 2.4(a) of the Agreement.

Company Shareholders’ Meeting. “Company Shareholders’ Meeting” is defined in Section 5.1(a) of the Agreement.

Compliant. “Compliant” shall mean, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of non-convertible debt securities on a registration statement on Form S-1 (subject to exceptions customary for a private placement of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the Securities Act) and (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained

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in the Required Information and (iv) the Company’s auditors have delivered drafts of customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon pricing throughout the Marketing Period.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 4.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 5.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, purchase orders).

CGCL. “CGCL” shall mean the California General Corporation Law, as amended.

Debt Commitment Letter. “Debt Commitment Letter” is defined in Section 3.9 of the Agreement.

Debt Financing. “Debt Financing” is defined in Section 3.9 of the Agreement.

Designated Consideration. “Designated Consideration” is defined in Section 5.3 (a) of the Agreement.

Dissenting Shares. “Dissenting Shares” is defined in Section 1.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 2.16(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 1.3 of the Agreement.

Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible

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benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall mean September 6, 2013.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Equity Funding Letter. “Equity Funding Letter” is defined in Section 3.9 of the Agreement.

Equity Financing. “Equity Financing” is defined in Section 3.9 of the Agreement.

Equity Provider. “Equity Provider” is defined in Section 3.9 of the Agreement.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ESPP. “ESPP” means the Company Employee Stock Purchase Plan, as amended.

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Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Financing. “Financing” is defined in Section 3.9 of the Agreement.

Financing Group. “Financing Group” is defined in Section 8.5(e) of the Agreement.

Financing Group Member. “Financing Group Member” is defined in Section 8.5(e) of the Agreement.

Financing Letters. “Financing Letters” is defined in Section 3.9 of the Agreement.

Financing Source. “Financing Sources” means the parties to the Debt Commitment Letter and their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or Affiliates.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 2.4(b) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

Guaranty. “Guaranty” is defined in Recital E to the Agreement.

Guarantor. “Guarantor” is defined in Recital E to the Agreement.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

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HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (iv) any guaranty of any such obligations described in clauses (i) through (iii) of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 5.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 5.5(b) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries) , along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

IRS. “IRS” shall mean the Internal Revenue Service.

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knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 2.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Marketing Period. “Marketing Period” shall mean the first period of 20 consecutive business days after the date of this Agreement beginning on the later of the first day on which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 5.12, and such Required Information is Compliant and (b) all conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such 20 consecutive business day period; provided that (x) July 4, 2013 and July 5, 2013 shall not be considered business days and (y) if such 20 consecutive business day period has not ended prior to August 17, 2013, then it will not commence until after September 2, 2013. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the mailing of the Proxy Statement or (B) if, on or prior to the completion of such 20 business day period, the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 20 business day period or (y) the Required Information would not be Compliant at any time during such 20 business day period, in which case a new 20 business day period shall commence upon Parent and its financing sources

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receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 20 business day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). In addition, if the Marketing Period would end after the last day prior to the filing of the Company’s annual report on Form 10-K for the fiscal year ended February 2, 2013 on which the auditors would be willing to deliver comfort letters with negative assurance through the pricing date of such offering pursuant to SAS 72 (i.e., the 135th day after the end of the third fiscal quarter) and before the day that the Company files such Form 10-K, then the Marketing Period will not begin prior to the filing of such Form 10-K; provided, that such Form 10-K, for the avoidance of doubt, may omit such information as is permitted to be incorporated by reference to the Company’s proxy statement for its next annual meeting of shareholders pursuant to General Instruction G of Form 10-K.

Material Adverse Effect. An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 2.22 but subject to disclosures in Part 2.22 of the Company Disclosure Schedule), including to the extent so resulting in, any reduction in revenue, any disruption in (or loss of) supplier, distributor, partner or similar relationships or any loss of employees or any litigation arising from allegations of breach of fiduciary duty or violation of Legal Requirements relating to this Agreement or the transactions contemplated by this Agreement; (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event,

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except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections or the results of operations of the Acquired Corporations; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Acquired Corporations at the written direction of Parent or any action specifically required to be taken by the Acquired Corporations, or the failure of the Acquired Corporations to take any action that the Acquired Corporations are specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 4.2; (viii) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (ix) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), or (x) any change or prospective change in the Company’s credit ratings; it being understood that the exceptions in clauses (i), (vi) and (x) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (v) or (vii) through (ix) hereof) is a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 2.9(a) of the Agreement.

Merger. “Merger” is defined in Recital A of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 1.5(a)(iii) of the Agreement.

Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Market.

Owned Real Property. “Owned Real Property” is defined in Section 2.7(e) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions contemplated by this Agreement.

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Parent Related Parties. “Parent Related Parties” is defined in Section 7.3(e) of the Agreement.

Parties. “Parties” shall mean Parent, Merger Sub and the Company.

Paying Agent. “Paying Agent” is defined in Section 1.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 1.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including without limitation mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Government Bodies having jurisdiction over such real property or that are otherwise set forth on a title report or (e) Encumbrances that, individually or in the aggregate would not reasonably be expected to interfere in any material respect with the use of the assets or the conduct of normal business operations of the relevant party.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 4.1 of the Agreement.

Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting.

Redacted Fee Letter. “Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions, provided that such redactions do not relate to any terms that would adversely affect the

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conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Required Company Shareholder Vote. “Required Company Shareholder Vote” shall mean the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders’ Meeting.

Required Information. “Required Information” is defined in Section 5.12(b) of the Agreement.

Restricted Securities. “Restricted Securities” shall mean shares of Company Common Stock granted subject to vesting or other lapse restrictions pursuant to the Company’s stock option plans.

Retail Store Leases. “Retail Store Leases” is defined in Section 2.9(a)(x) of this Agreement.

Reverse Termination Fee. “Reverse Termination Fee” is defined in Section 7.3(c) of the Agreement.

Rollover Investments. “Rollover Investments” is defined in Section 3.9 of this Agreement.

Rollover Investors. “Rollover Investors” is defined in Section 3.9 of this Agreement.

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Rollover Letters. “Rollover Letters” is defined in Section 3.9 of this Agreement.

Rollover Shares. “Rollover Shares” is defined in Section 1.5(a)(iii).

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Seller Group. “Seller Group” is defined in Section 8.5 (e) of the Agreement.

Seller Group Member. “Seller Group Member” is defined in Section 8.5(e) of the Agreement.

Solvent. “Solvent” is defined in Section 3.10 of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 7.1(f) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such, and excluding the Rollover Investors) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Support Agreements. “Support Agreements” is defined in Recital B to the Agreement.

Surviving Corporation. “Surviving Corporation” is defined in Recital A of the Agreement.

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Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty), and any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Fee. “Termination Fee” is defined in Section 7.3(b) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Merger.

Turn-Down Fee. “Turn-Down Fee” is defined in Section 7.3(d) of the Agreement.

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EXHIBIT B

SURVIVING CORPORATION ARTICLES OF INCORPORATION

B-1.

EXHIBITS

Exhibit A	-	Certain Definitions

Exhibit B	-	Surviving Corporation Articles of Incorporation